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Consent of Independent Registered Public Accounting Firm

We consent to the use of our reports dated March 4, 2005, with respect to the consolidated balance sheets of The Keith Companies, Inc. as of December 31, 2004 and 2003, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2004, management's assessment of the effectiveness of internal control over financial reporting as of December 31, 2004, and the effectiveness of internal control over financial reporting as of December 31, 2004, incorporated by reference in the registration statement (No. 333-124748) on Form F-4, which is incorporated by reference on this Form 40-F of Stantec Inc.



/s/ KPMG LLP

Costa Mesa, California
August 2, 2005